Exhibit 99.1

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

NEWS RELEASE

Kinross to announce Q1 financial results on May 5, 2015

Toronto, Ontario, April 15, 2015 - Kinross Gold Corporation (TSX:K; NYSE:KGC) plans to release its financial statements and operating results for the first quarter 2015 on Tuesday, May 5, 2015, after market close. On Wednesday, May 6, 2015 at 7:45 a.m. ET Kinross will hold a conference call and audio webcast to discuss the results, followed by a question-and-answer session. The call-in numbers are as follows:

Canada & US toll-free – 1-800-319-4610

Outside of Canada & US – 1-604-638-5340

Replay (available up to 14 days after the call):

Canada & US toll-free – 1-800-319-6413; Passcode – 3310 followed by #.

Outside of Canada & US – 1-604-638-9010; Passcode – 3310 followed by #.

You may also access the conference call on a listen-only basis via webcast at our website www.kinross.com. The audio webcast will be archived on www.kinross.com.

Kinross’ Annual and Special Shareholders Meeting will also be held on Wednesday, May 6, 2015 at 10:00 a.m. ET at the Glenn Gould Studio, 250 Front Street West, Toronto, Ontario, Canada. A live audio webcast (listen-only mode) of the Annual and Special Meeting will be available at www.kinross.com and will also be archived for later access.

The 2014 Annual Report, Management Information Circular, Annual Information Form (AIF) and Form 40-F have also been filed with SEDAR (www.sedar.com) and EDGAR (www.sec.gov). Shareholders may also receive a copy of Kinross’ audited financial statements without charge upon request to Kinross Gold’s Investor Relations Department, 25 York Street, 17th Floor, Toronto, Ontario, Canada M5J 2V5 or to info@kinross.com.

To access Kinross’ 2014 Annual Report, click here: http://2014annualreport.kinross.com/

About Kinross Gold Corporation

Kinross is a Canadian-based senior gold mining company with mines and projects in the United States, Brazil, Chile, Ghana, Mauritania, and Russia. Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact

Andrea Mandel-Campbell

Vice-President, Corporate Communications

phone: 647-788-4179

andrea.mandel-campbell@kinross.com

Investor Relations Contact

Tom Elliott

Vice-President, Investor Relations

phone: 416-365-3390

tom.elliott@kinross.com

www.kinross.com